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EXHIBIT 77H, CHANGES IN CONTROL OF REGISTRANT

For RiverSource Real Estate Fund:

During the six-month period ended December 31, 2009, the Fund served as an underlying investment of affiliated funds-of-funds. The RiverSource Portfolio Builder funds, RiverSource Income Builder funds, and RiverSource Investments, LLC, through its initial capital investment, were owners of record of more than 25% of the outstanding shares of the Fund.